SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AND COMAC (COMMERCIAL AIRCRAFT CORP. OF CHINA) SIGN C 919 MOU IN PARIS

Ryanair, the world's favourite airline, today (21st June) in Paris signed a Memorandum of Understanding with COMAC to participate in discussions on the development of the COMAC C919 aircraft for Ryanair, which would be designed to carry up to 200 passengers and should be available from 2018 onwards.

Ryanair, the world's largest international scheduled airline, will share its experience and expertise to assist COMAC to develop the new C919 commercial aircraft, with up to 200 seats, which would enable Ryanair to lower costs and continue to lower fares for its passengers across Europe.

Speaking in Paris, Ryanair's Michael O'Leary said;

"Ryanair is pleased to sign this MOU with COMAC, and to work closely with them to develop a 200 seat C919 aircraft.  We are pleased that there is now a real alternative to Boeing and Airbus, and we are seriously interested in the development of a 200 seat variant of the C919 aircraft, and we look forward to its introduction into commercial service from 2018 onwards.

Ryanair will have a fleet of over 300 Boeing aircraft by 2013, and we remain in continuing discussions with both Boeing and now COMAC for a replacement aircraft order of at least 200 aircraft.  Ryanair can become a two aircraft operator carrier, as long as the economies achieved by our current Boeing 737-800 fleet can be matched or lowered by a similar sized order from a different manufacturer.  While today's announcement won't affect our long standing relationship with Boeing, we look forward to working closely with COMAC to promote more competition among aircraft manufacturers, which can only be good for promoting competition between airlines and lowering the cost of air travel for consumers all across Europe towards the end of the decade.

General Manager of COMAC, Mr Zhuanglong Jin, said;

"COMAC has appreciated the support from Ryanair and we look forward to strengthening the cooperation and communication with Ryanair as we strive to establish a close, long-term strategic partnership.

By working with important airlines like Ryanair we can ensure that we develop an aircraft that meets the changing needs of the airline industry and ensures that Ryanair and COMAC can be partners for years to come."

Stephen McNamara                       Joe Carmody
Ryanair Ltd                                      Edelman
Tel: +353-1-8121212                       Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   21 June 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary